Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Management’s Discussion &

Analysis

For the Three Months Ended

March 31, 2011

Suite 300 - 40 Village Centre Place

Mississauga, ON

L4Z 1V9

Tel:   (905) 629-1333

Management’s Discussion and Analysis

GENERAL

Management’s   discussion   and   analysis   (“MD&A”)   has   been   prepared   based   on   information   available   to

Quantitative  Alpha  Trading  Inc.  (“QAT”  or  the  “Company”),  formerly  RTN  Stealth  Software  Inc.  (“RTN”),  as

of  June  29,  2011.    The  MD&A  provides  a  detailed  analysis  of  the  company’s  business  and  compares  its  2011  results with  those  of  the  previous  periods  and  should  be  read  in  conjunction  with  the  Company’s  unaudited  condensed financial  statements  for  the  three  month  period  ended  March  31,  2011,  the  Company’s  audited  Canadian  GAAP

Financial  Statements  and  the  accompanying  notes  for  the  year  ended  December  31,  2010  and  the  Company’s  MD&A for the year ended December 31, 2010.

In  2010,  the  CICA  Handbook  was  revised  to  incorporate  International  Financial  Reporting  Standards  (“IFRS”)

and  to  require  publicly  accountable  enterprises  to  apply  such  standards  effective  for  years  beginning  on  or  after

January  1,  2011.   Accordingly,  the  Company  has  commenced  reporting  on  this  basis  and  in  the  MD&A,  the  term

“CDN  GAAP”  refers  to  Canadian  GAAP  prior  to  the  adoption  of  IFRS.   Comparative  information  for  the  periods

from January 1,  2010  onwards  has been restated  in accordance  with IFRS.

The  condensed  financial  statements have  been prepared  in accordance  with IFRS.   This MD&A  may contain  forward-

looking  statements  about  the  Company’s  future  prospects,  and  the  Company  provides  no  assurance  that  actual  results will  meet  management’s expectations.

The  Company  is  in  the  business  of  providing  licensing  of  its  proprietary  “trading  software”  for  institutional  money managers  and  hedge  funds.  The  company  offers  a  unique,  direct  access  trading  decision  support  platform  for  active

traders.    This  trading  decision  support  tool  is  founded  on  established  psychologically  quantifiable  behavior  that

measures  trader  sentiment  and  provides  traders  with  insight  into  a  security’s  imminent  moves.    In  addition,  the

company  offers  a  separate  decision  making  software  based  on  the  algorithms  from  the  EMC-ALGO  Software  Suite

(“EMC”)  acquired  from  ENAJ  Mercantile  Corporation  (“ENAJ”)  in  May  2010,  which  seeks  returns  based  on  pricing

discrepancies and  sudden  market  place  changes that  occur  on an intra-day basis in the  futures  markets.   The  Company

is  also  developing  two  quantitative  or  black-box  systems  for  distribution  to  institutional  and  retail  investors.    The

systems are called  “Trend Crawler” (a  market  bias based system) and  “Virtual  Condor” (a statistical arbitrage  system).

These  systems  incorporate  aspects  of  the  Company’s  proprietary  trading  software  and  are  expected  to  undergo  testing in order to be ready for distribution in 2011.

The  company  has  acquired  and  developed  trading  algorithms  that  have  produced  strong  results  across  different markets including equities, futures, currency, ETFs and commodities.

The company is actively marketing their software to institutional money managers and hedge funds.

FORWARD LOOKING STATEMENTS

All  statements,  other  than  statements  of  historical  fact,  constitute  “forward-looking  statements”  and  are  based  on

expectations,  estimates  and  projections  as  at  the  date  of  this  MD&A.   The  words  “believe”,  “expect”,  “anticipate”,

“plan”,  “intend”,  “continue”,  “estimate”,  “may”,  “will”,  “schedule”  and  similar  expressions  identify  forward-looking statements.  The Company cautions the reader that such forward-looking statements involve known and unknown risks,

uncertainties  and  other  factors  which  may  cause  the  actual  results,  performance  or  achievements  of  QAT  to  be materially  different  from  the  Company’s  estimated  future  results,  performance  or  achievements  expressed  or  implied

by    the    forward-looking    statements    and    the    forward-looking    statements    are    not    guarantees    of    future

performance.   Factors  that  could  cause  results  or  events  to  differ  materially  from  current  expectations  expressed  or implied  are  inherent  to  the  Company’s  business  and  include,  but  are  not  limited  to,  those  discussed  in  the  section

entitled  “Risks and  Uncertainties”.   The  Company does  not  intend,  and  does not  assume  any obligation  to  update  these forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  results  or  otherwise  except  as required by applicable laws.

OVERALL PERFORMANCE

Acquisition of a business asset

On January 19, 2010, the Company executed a definitive agreement  with privately owned Market Guidance Systems Inc.

(“MGS”)  whereby the  Company acquired  an exclusive  and  perpetual  license  to  the  Market  Navigation,  Trade  Execution and Market Timing Software (the “RTN-Stealth Software”).

As  consideration  for  the  above,  the  Company  issued  5,000,000  Class  B  preferred  series  1  shares  in  the  capital  of  the

Company (the “Class B Preferred Shares”) to the shareholders of MGS. In connection with the acquisition, the Company paid  a  company controlled  by a  director  of the  Company a  transaction advisory fee  of 250,000  Class B  Preferred  shares.

The  license  agreement   for  the  RTN-Stealth  Software  provided  that  each  Class  B  Preferred  share  would  be  convertible into  ten common  shares of  the  Company  when the  cumulative  net  revenues  derived  from the  license  of the  RTN-Stealth

Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.     the Company acquired the RTN-Stealth Software from MGS (the “MGS transaction”), and

b.     the Company purchased the EMC-ALGO Software Suite from ENAJ (the “ENAJ transaction”).

As  part  of  the  MGS  transaction,  the  Company  issued  20,000,000  common  shares  of  the  Company  to  MGS  shareholders which  are  escrowed  to  be  released  in  four  equal  tranches  at  6,  9,  12,  and  15  months,  and  has  assumed  four  promissory notes, in an amount totalling $2,503,500, owed by MGS (the “Promissory Notes”), as the consideration of the acquisition.

In  addition,  the  exclusive  and  perpetual  license  to  market  the  RTN-Stealth  Software  that  was  acquired  in  January  2010 was cancelled upon the completion of the MGS transaction.

The details of the Promissory Notes assumed are as follows:

Due date

Interest rate

Other terms

Promissory Notes with the

Principal and interest

Bank of Canada prime

Senior to any and all other

principal totalling

are due on May 15,

rate + 1% per annum

shareholder loans and

C$2,503,500 at May 17,

2012

compound annually

shall be paid in full prior

2010

to repayment by the

Company to any and all

other shareholder loans

On March 31, 2011, with a settlement date of March 23, 2011, the company satisfied the debt owed under the Promissory

Notes in exchange  for 47,370,100 common shares.   Because  some of the  Promissory Notes were in U.S.  dollars, and  the

Company  deemed  the  exchange  rate  to  be  1:1,  the  common  shares  were  issued  at  $0.0525.  (the  “Debt  Satisfaction

Transaction”).

As  part  of  the  ENAJ  transaction,  the  Company  issued  2,500,000  Common  Shares  as  consideration  for  the  acquisition  of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued to ENAJ and are escrowed to be released in four equal tranches commencing 6, 9, 12, and 15 months after May 17, 2010.

Acquisition of a new business asset (continued)

Details of the two software acquisitions are summarized as follows:

RTN – Stealth Software

Issuance of 20,000,000 Common Shares of the Company each having a market value of $0.25 per share on May 17, 2010

$

5,000,000

Assumption of four Promissory Notes

2,503,500

Issuance of 5,250,000 Class B Preferred Shares on January 19, 2010

150,000

7,663,500

EMC – ALGO Software

Issuance of 2,500,000 Common Shares of the Company each having a market value of $0.25 per share on May 17, 2010

625,000

Finders fees of 125,000 Common Shares of the Company having a market value of $0.25 per share on May 17, 2010

31,250

$

8,309,750

Furthermore,  the  Company  entered  into  a  management  agreement  with  Mr.  Michael  Boulter,  the  founder  and  chief technology  officer  of  ENAJ  in  exchange  for  two  million  five  hundred  thousand  (2,500,000)  common  shares  of  the

Company  as  compensation.  The  management  agreement  has  a  three  (3)  year  term  and  grants  the  titles  of  President  and

Chief  Operating  Officer  of  the  Company.   The  2,500,000  million  Common  Shares  of  the  Company  are  vested  in  three

equal  tranches at  12,  24,  and  36  months  from May 17,  2010.   As a  result,  the  corresponding  management  fee  is deferred and amortized as follows:

Total consideration

$

625,000

Expensed in the twelve months ended December 31, 2010

(130,209)

Expensed in the three months ended March 31, 2011

(52,083)

442,708

Less current portion

(208,333)

$

234,375

The current portion of the prepaid expenses on the balance sheet includes the deferred management fee of $208,333.

Mr. Boulter subsequently resigned as President of the Company to focus on the role of Chief Operating Officer.

Change of Company’s name - QAT

On April 5, 2011, the Company changed its name from RTN Stealth Software Inc. to Quantitative Alpha Trading Inc.

SUMMARY OF QUARTERLY RESULTS

The summary of quarterly results has been prepared in accordance with IFRS except where indicated:

For  the 3-month ended  Accounting Standard

Revenue

Net Income (Loss)

Net Income (Loss)

per share

$

$

$

March 31, 2011

IFRS

-

(1,643,609)

(0.01)

December  31, 2010

IFRS

-

(486,118)

(0.00)

September  30, 2010

IFRS

-

(493,507)

(0.00)

June 30, 2010

IFRS

-

(314,675)

(0.00)

March 31, 2010

IFRS

-

(1,853,285)

(0.02)

December  31, 2009

CDN GAAP

-

(507,977)

0.00

September  30, 2009

CDN GAAP

-

160,220

(0.00)

June 30, 2009

CDN GAAP

-

(211,395)

(0.00)

RESULTS OF OPERATIONS

For the three months ended March 31, 2011

The  Company  reported  a  net  loss  of  $1,643,609  ($0.01  per  share)  for  the  three  months  ended  March  31,  2011  as

compared  to  a  net  loss  of  $1,853,285  ($0.02  per  share)  for  the  three  months  ended  March  31,  2010.   The  change

was  mainly  due  to  a  decrease  in  advertising  and  promotion  and  stock  based  compensation  offset  by  an  increase  in software  amortization,  bank  charges  and  interest,  foreign  exchange,  management  consulting  and  administrative,

professional  fees and  salary  and  wages.   Details  are  as  follows:

Advertising  and  promotion  costs  decreased  to  $nil  from  $22,632  for  the  same  quarter  in  2010  as  result  of  the

Company’s  initial  efforts  in  promoting  the  acquired  Software  License.

Stock  based  compensation  has  decreased  to  $1,143,272  from  $1,736,064  for  the  same  quarter  in  2010.    This

change  is  not  comparable  as  a  result  of  different  vesting  periods  and  different  quantities  of  options  issued.   The

stock  based  compensation  cost  in  the  first  quarter  for  2011  is  described  in  note  8b  to  the  unaudited  condensed interim  financial  statements.

Software  amortization  has  increased  to  $207,744  from  $nil  for  the  same  quarter  in  2010  as  the  software  was acquired  in  the  second  quarter  of 2010.

Bank charges  and  interest  increased  to  $22,173  from $239  in 2009  as a  result  of  the  interest  on  the  notes payable.

Foreign exchange  loss  was $31,373  compared  to  $nil  as  a  result  of cash  held  in US  dollars.

Management,  consulting  and  administrative  fees  increased  to  $60,405  from  $33,600  for  the  same  quarter  in  2010.

In  the  current  quarter  the  Company  engaged  more  consultants  to  maintain  and  develop  the  trading  software resulting in  higher  consulting  fees.

Professional  fees  increased  to  $64,844  from $30,208  for  the  same  quarter  in  2010.  This increase  was a  result  of  the corporate  restructuring during the  quarter.

Salary  and  wages  increased  to  $62,914  from  $nil  for  the  same  quarter  in  2010.    The  increase  is  a  result  of  the

Company  not  having any employees  in the  prior  period.

On  January  19,  2011,  the  Company  completed  a  non-brokered  private  placement  for  gross  proceeds  of  $500,000.

Pursuant  to  the  private  placement,  the  Company  issued  9,523,809  units  at  a  purchase  price  of  $0.0525  per  unit.

Each  unit  consists  of one  common  share  and  four  common  share  purchase  warrants.  Each  whole  warrant  entitles  its holder  to  purchase  one  additional  common  share  at  an  exercise  price  of  $0.0525  until  March 31,  2011.  These warrants  were  exercised  prior  to  their  expiry resulting in  additional  gross proceeds of $2,000,000.

LIQUIDITY & CAPITAL RESOURCES

The  Company  does  not  generate  revenues  from  operations.  The  Company  relies  on  equity  financing  for  its  working capital  requirement  to  fund  its  operations,  business  and  software  development  activities.  At  March  31,  2011,  the

Company had $2,192,098 in cash and cash equivalents (2010 – $478,936) and a working capital of $2,296,677 (2010 –

$423,948).

The   Company   is   not   subject   to   external   working   capital   requirement   and   does   not   have   significant   capital

commitments that it is obligated to make.

To  date,  the  Company  has  not  generated  any revenues  from  its software  operations.

OFF BALANCE SHEET ARRANGEMENTS

None

RELATED PARTY TRANSACTIONS

All  transactions  with  related  parties  have  occurred  in  the  normal  course  of  operations  and  in  management’s  opinion have  been  transacted  on  a  basis  consistent  with  those  involving  unrelated  parties,  and  accordingly  that  they  are

measured  at  fair  value.    Related  parties  include  key  management  personnel,  the  Board  of  Directors,  close  family members and enterprises which are controlled by these individuals.

•      During  the  three  months  ended  March  31,  2011,  a  company  controlled  by  the  CFO  charged  the  Company

$2,000 (2010 - $nil) in rent and received $15,000 (2010 - $nil) in accounting fees.

•      During the three  months ended March 31, 2011, stock based compensation in the amount  of $1,143,272 (2010

- $1,736,064) was granted to related parties.

•      During the three months ended March 31, 2011, a director of the company and Chief Technology Officer has charged the Company $30,000 (2010 - $nil) in consulting fees.

•      During the three months ended March 31, 2011, a director and Chairman of the Company received 9,557,035 common shares of the Company as part of the Debt Satisfaction Transaction.

•      During  the  three  months  ended  March  31,  2011,  a  company  related  to  a  director  and  Chief  Executive  Officer

of  the   Company  received   5,714,285   common  shares   of   the   Company  as   part   of   the   Debt   Satisfaction

Transaction.

•      During  the  three  months  ended  March  31,  2010,  two  companies  controlled  by  the  former  President  charged the Company $14,000 in management and administrative fees and $12,500 in rental expense.

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SUBSEQUENT EVENTS

On  March  30,  2011,  the  shareholders  of  the  Company  had  authorized  the  early  conversion  of  5,250,000  Class  B

Preferred  Shares  into  common  shares,  thereby  ensuring  that  all  of  its  issued  and  outstanding  equity  is  represented  by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder.

As  at  the  date  of  these  Financial  Statements,  the  Company  is  in  the  process  of  completing  the  Class  B  Preferred  Share conversion.

SIGNIFICANT ACCOUNTING POLICIES

The  Company’s  significant  accounting  policies  are  described  in  Note  5  to  the  audited  financial  statements  for  the year  ended  December  31,  2010  and  in  Note  4  and  Note  11  to  the  unaudited  interim  condensed  financial  statements.

Management    considers    the    following    policies    to    be    the    most    critical    in  understanding  the  judgments  and

estimates that  are involved  in the  preparation of its consolidated  financial statements.

Going Concern

The  condensed  interim  financial  statements  have  been  prepared  on  the  basis  of  accounting  principles  applicable  to  a

"going concern,"  which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The ability of the Company to  continue to operate as a going concern is dependent upon its ability to ultimately operate its  business  at  a  profit.  To  date,  the  Company  has  not  generated  any  revenues  from  operations  and  will  most  likely require  additional  funds to  meet  its obligations and  the  costs  of its operations.  As a  result,  further  losses are  anticipated prior to the generation of any profits.

The  Company  has  addressed  short  term  cash  flow  requirements  through  the  raising  of  capital  and  conversion  of

Promissory  Notes  payable  to  common  shares.   The  Company's  continued  existence  is  dependent  upon  its  ability  to

attain profitable  operations and  obtain financing from its shareholders or  external  sources as required.   The  Company’s

future  capital  requirements  will  depend  on  many  factors,  including  the  costs  of  operating  the  software  business.  The

Company’s   anticipated   operating  losses   and   increasing   working  capital   requirements   may  require   that   it   obtain

additional capital to continue operations.

The  Company  will  depend  almost  exclusively  on  outside  capital.    There  can  be  no  assurance  that  capital  will  be

available  as  necessary  to  meet  these  continuing  operating  costs  or,  if  the  capital  is  available,  that  it  will  be  on  terms acceptable  to  the  Company.  Any  issuing  of  additional  equity  securities  by  the  Company  may  result  in  dilution  to  the equity interests  of  its  current  shareholders.  Obtaining  commercial  loans,  assuming  those  loans  would  be  available,  will increase  the  Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to  obtain  financing  in  the amounts  and  on  terms  deemed  acceptable,  the  business  and  future  success  may  be  adversely  affected,  thus  giving  rise to doubt about the Company’s ability to continue as a going concern.

Use of judgments and critical estimates

The   preparation   of   financial   statements   in   conformity   with   IFRS   requires   management   to   make   estimates   and

assumptions  that  affect  the  reported  amounts  of  assets  and  liabilities  and  the  disclosure  of  contingent  assets  and liabilities at  the  date  of the  financial  statements and  the  reported  amounts of revenue  and  expenses during the  reporting year.  Actual results may differ from these estimates.

Estimates  and  underlying  assumptions  are  reviewed  on  an  ongoing  basis.    Revisions  to  accounting  estimates  are

recognized in the period in which the estimates are revised and in any future periods affected.

Significant  assumptions  amount  the  future  and  other  sources  of  estimation  uncertainty  that  management  has  made  that could  result  in  a  material  adjustment  to  the  carrying  amounts  of  assets  and  liabilities,  in  the  event  that  actual  results differ from assumptions made, relate to, but are not limited to the following:

•      The  estimated  useful  lives  of  equipment  which  are  included  in  the  balance  sheet  and  the  related  amortization included in the statement of loss;

•      The  estimated  useful  live  of intangible  asset  which are  included  in the  balance  sheets,  the  related  amortization included  in  the  statement  of  loss,  and  the  recoverability  of  the  intangible  asset  which  is  dependent  on

management’s  ability  to  implement  its  current  business  plan.   The  recoverability  analysis  of  intangible  asset

on  the  balance  sheet  requires  the  Company  to  make  assumptions  about  the  future.   Changes  to  one  or  more

assumptions would result in a change in the recoverable amount calculated; and

•      The valuation allowance for future income tax assets.

SHARE DATA

As at  the  date  of this MD&A  the  Company has 257,212,934  common shares,  1,363,906 Class B  preferred  shares,

337,800 warrants and  33,689,581 stock options for  a  total of 291,240,315  fully diluted  common shares outstanding.

The company is anticipating full conversion of the Class B preferred shares which would result in 270,851,994 common shares and 304,879,375 fully diluted common shares outstanding.

FINANCIAL INSTRUMENTS

The  company  has  foreign  exchange  risk  because  $1,301,756  in  cash  is  held  in  US  dollars  and  is  exposed  to  foreign currency fluctuations.

The  company has  no  interest rate risk as the  Company has  no  long-term debt outstanding as of March 31, 2011.

RISKS AND UNCERTAINTIES

In  addition  to  other  information  and  other  risk  factors  set  forth  elsewhere  in  this  MD&A,  the  following  risk  factors should  be  carefully considered  in evaluating our  business because  such  factors currently may have  a  significant  impact on our business, operating results and financial condition.

An  investment  in  our  securities  is  highly  speculative  and  involves  a  high  degree  of  risk  and  should  only be made by investors who can afford to lose their entire investment.

Prior  to  making  an  investment  decision,  investors  should  consider  the  investment  risks  set  forth  below  and  those described  elsewhere  in  this  document,  which  are  in  addition  to  the  usual  risks  associated  with  an  investment  in  a

business  at  an  early  stage  of  development.   The  risk  factors  set  forth  below  are  believed  to  be  important  in  that  they may  have  a  material  impact  upon  our  future  financial  performance  and  could  cause  actual  results  to  differ  materially from those  expressed  in any forward-looking  statement  the  Company  makes.  Note  that  unknown  factors,  not  discussed in  this  annual  report,  could  also  have  a  material  adverse  effect  on  our  actual  financial  and  other  results.  If  any of  these risks  materialize  into  actual  events  or  circumstances  or  other  possible  additional  risks  and  uncertainties  of  which  the

Company  is  currently  unaware  or  which  they  consider  not  to  be  material  in  connection  with  our  business,  actually occur,  our  assets,  liabilities,  financial  condition,  results  of  operations  (including  future  results  of  operations),  business

and  business  prospects,  are  likely  to  be  materially  and  adversely  affected.    In  such  circumstances,  the  price  of  our

securities could decline and investors may lose all or part of their investment.

Additional capital requirements

The  Company has and  may continue  to  have  capital  requirements in excess of our  currently available  resources.   In the

event  (i)  our  plans  or  assumptions  change  or  prove  inaccurate  or  (ii)  our  capital  resources in  addition  to  projected  cash flow,  if  any,  prove  to  be  insufficient  to  fund  operations,  the  Company  could  be  required  to  seek  additional  financing

sooner  than  currently  anticipated.   To  the  extent  that  any  such  financing  involves  the  sale  of  our  equity  securities,  the

interests  of  our  then  existing  shareholders  could  be  diluted.   There  can  be  no  assurance  that  such  financing  will  be

available  to  us on  terms acceptable  to  us,  if at  all.   To  the  extent  such  financing is  not  available,  the  Company  may not be able to, or may be delayed in, continuing to commercialize our products and services.

Loss of any directors or officers

The  Company  depends  on  key  personnel  whose  loss  of  service  would  have  an  adverse  effect.  The  Company  depends on  our  Chief  Technology  Office,  Dr.  Alex  Bogdan,  our  Chief  Executive  Officer,  Mr.  McGovern,  our  Chairman,  Todd

Halpern,  our  Vice-Chair,  Richard  Schaeffer  and  our  Chief  Operating  Officer,  Michael  Boulter,  for  the  success  of  our intended  business  plan.  The  loss  of  their  services  would  have  a  materially  adverse  effect  upon  our  future  operating profits  and  prospects  and  could  cause  significant  delays  in  our  carrying  on  business  or  hinder  our  ability  to  continue carrying on our business.

Issuance of additional shares would dilute the interests of existing shareholders

The  Company  is  authorized  to  issue  an  unlimited  number  of  Common  Shares.    Our  Board  has  the  power  to  issue

additional  shares  and  may  in  the  future  issue  shares  to  seek  additional  financing  to  meet  capital  requirements,  to

acquire  products,  equipment  or  properties,  or  for  other  corporate  purposes.   Any  additional  issuance  by  us  from  our

authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

Officers and Directors may be indemnified against certain securities liabilities

Under  the  BCBCA  the  Company can  indemnify any Director,  officer,  agent  and/or  employee  as to  those  liabilities and

on  those  terms  and  conditions  as  are  specified  in  the  BCBCA.    Further,  the  Company  may  purchase  and  maintain

insurance  on  behalf  of  any  such  persons  whether  or  not  the  Company  has  the  power  to  indemnify  such  person  against

the  liability  insured.   The  foregoing  could  result  in  substantial  expenditures  by  us  and  prevent  any  recovery  from  such

officers,  Directors,  agents  and  employees  for  losses  incurred  by us  as  a  result  of  their  actions.   The  Company  has  been

advised  that  in the  opinion of the  SEC,  indemnification is against  public  policy as expressed  in the  U.S.  Securities Act,

and is, therefore, unenforceable.

Our Common Shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1  through 15g-9  promulgated  under  the  Exchange  Act  impose  sales practice  and  disclosure  requirements on certain  brokers-dealers  who  engage  in  certain  transactions  involving  a  “penny  stock.”  Subject  to  certain  exceptions,  a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a  market price  of  less  than  US$5.00  per  share.  Our  shares  are  expected  to  be  deemed  penny  stock  for  the  purposes  of  the

Exchange   Act.     The   additional   sales   practice   and   disclosure   requirements   imposed   upon   brokers-dealers   may

discourage  broker-dealers  from  effecting  transactions  in  our  shares,  which  could  severely  limit  the  market  liquidity  of the shares and impede the sale of the shares in the secondary market.

Under  the  penny  stock  regulations,  a  broker-dealer  selling  penny  stock,  except  in  limited  circumstances  prescribed under  federal  securities  laws,  must  make  a  special  suitability  determination  for  the  purchaser  and  must  receive  the purchaser's  written  consent  to  the  transaction  prior  to  sale,  unless  the  broker-dealer  or  the  transaction  is  otherwise

exempt.   In addition, the penny stock regulations require the  broker-dealer to deliver, prior to any transaction involving a  penny  stock,  a  disclosure  schedule  relating  to  the  penny  stock  market,  unless  the  broker-dealer  or  the  transaction  is

otherwise  exempt.    A  broker-dealer  is  also  required  to  disclose  commissions  payable  to  the  broker-dealer  and  the

registered  representative  and  current  quotations  for  the  securities.   Finally,  a  broker-dealer  is  required  to  send  monthly statements  disclosing  recent  price  information  with  respect  to  the  penny  stock  held  in  a  customer's  account  and information with respect to the limited market in penny stocks.

Enforcement of Civil Liabilities

The  Company  is  incorporated  under  the  laws  of  British  Columbia,  Canada  and  most  of  our  Directors  and  officers  are residents of Canada. Consequently, it  may be difficult  for United States investors to affect  service of process within the

United States upon us or upon those  Directors or officers  who are not residents of the United States, or to realize in the

United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities

Exchange  Act  of  1934.   A  judgment  of  a  U.S.  court  predicated  solely  upon  such  civil  liabilities  may  be  enforceable  in

Canada  by  a  Canadian  court  if  the  U.S.  court  in  which  the  judgment  was  obtained  had  jurisdiction,  as  determined  by

the  Canadian  court,  in  the  matter.   There  is  substantial  doubt  whether  an  original  action  could  be  brought  successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Conflict of Interest of Management

Certain  of  our  Directors  and  officers  are  also  directors  and  officers  of  other  companies.   Consequently,  there  exists  the

possibility  for  such  Directors  and  officers  to  be  in  a  position  of  conflict.   Any  decision  made  by  any  of  such  Directors

and  officers  relating  to  our  company  will  be  made  in  accordance  with  their  duties  and  obligations  to  deal  fairly  and  in good faith with our company and such other companies.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since  2007,  the  U.S.  credit  markets experienced  serious disruption due  to  a  deterioration in residential  property values,

defaults and delinquencies in the residential  mortgage  market and a decline in the  value and credit quality of mortgage-

backed  securities.   Other  adverse  events  include  delinquencies  in  non-mortgage  consumer  credit  and  a  general  decline

in  consumer  confidence.    These  conditions  worsened  in  2008  and  have  continued  through  2011,  contributing  to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention

in,  major  financial  institutions.   Asset  price  volatility  and  solvency  concerns  have  increased,  and  there  has  been  less liquidity, a  widening of credit  spreads, a lack of price transparency, increased credit losses and tighter credit conditions.

Notwithstanding  various  government  actions,  concerns  about  the  general  condition  of  the  capital  markets,  financial instruments and financial institutions persist, and stock markets have declined substantially.

These  market disruptions have had a significant  material adverse impact on companies in many sectors of the economy

and  have  limited  access  to  capital  and  credit.   These  disruptions  could,  among  other  things,  make  it  more  difficult  for

us  to  obtain,  or  increase  our  cost  of  obtaining,  financing  for  our  operations.   Failure  to  raise  capital  when  needed  or  on

reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally,  these  factors,  as  well  as  other  related  factors,  may  cause  decreases  in  asset  values  that  are  deemed  to  be

other  than  temporary,  which  may  result  in  impairment  losses.    If  these  factors  continue,  our  operations  could  be

adversely impacted and the trading price of our Common Shares may be adversely affected.

The  Company  is  also  exposed  to  liquidity  risks  in  meeting  our  operating  and  capital  expenditure  requirements  in instances  where  cash  positions  are  unable  to  be  maintained  or  appropriate  financing  is  unavailable.  These  factors  may

impact  our  ability  to  obtain  loans  and  other  credit  facilities  in  the  future  and  on  favourable  terms.   If  these  increased

levels  of  volatility  and  market  turmoil  continue,  our  operations  could  be  adversely  impacted  and  the  trading  price  of our Common Shares could be adversely affected.

The market price of our Common Shares may be subject to wide price fluctuations

The  market  price  of  our  Common  Shares  may  be  subject  to  wide  fluctuations  in  response  to  many  factors,  including news  announcements  on  our  financial  position,  financial  results  and  business  developments,  technical  developments and  innovations,  competitors  or  third  parties,  industry  developments  in  high-technology  companies  in  general  or securities  trading  software  companies  and  securities  trading  platforms  more  particularly,  on  general  stock  market conditions,  changes  in  interest  rates  or  general  economic  conditions,  unexpected  and  extreme  general  stock  market price  and  volume  fluctuations,  a  lack  of  share  volume  liquidity,  or  legislative  changes  and  other  events  outside  of  our control  may  individually  or  collectively  have  the  effect  of  causing  substantial  fluctuations  in  the  traded  price  of  our common shares.  Changes in the trading price of our  shares may be unrelated to our performance  or future prospects. In addition,  investors  in  our  shares  may  lose  their  entire  investment  if  the  Company  incurs  large  trading  losses  or  if  the

Company fails in our business.

Our  stock  is  ‘thinly-traded’  meaning  that  the  number  of  persons  interested  in  purchasing  our  common stock at or near ask prices may be relatively small.

Our  common  stock  is  “thinly-traded”,  meaning  that  the  number  of  persons  interested  in  purchasing  our  common  stock at or near ask prices at any given time  may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that the  Company is a small company which is relatively unknown to stock analysts, stock brokers,  institutional  investors  and  others  in  the  investment  community  that  generate  or  influence  sales  volume.  As  a consequence,  there  may  be  periods  of  several  days  or  more  when  trading  activity  in  our  common  stock  is  minimal  or non-existent.  The  Company  cannot  give  any  assurance  that  a  broader  or  more  active  public  trading  market  for  our common stock will develop or be sustained, or that current trading levels will be sustained.  Due to these conditions, the

Company can give no assurance that holders of our common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

Our  intellectual  property  may  not  be  appropriately  protected  and  the  Company  may  be  infringing  upon the proprietary rights of third parties.

The  Company depends on  its  ability to  protect  the  core  proprietary software  technologies the  Company  has developed.

In this regard,  the  Company relies on a  combination of trade  secrets,  technical  complexity,  common  law copyright  and trademark  protection,  licensing  agreements,  password  protection  and  software  encryption  schemes,  as  well  as  on  the physical  security  of  our  source  code.  Despite  these  measures  and  precautions,  it  may  be  possible  for  an  unauthorized third-party  to  copy  our  core  technologies  and  either  offer  them  to  the  marketplace  as  its  own,  or  to  use  them  without paying.  To  date,  the  Company  has  not  sought  to  obtain  copyright  registration  or  patent  protection  for  any  of  our software  products,  though  the  Company  may  do  so  in  the  future.  There  can  be  no  assurance,  however,  that  such registration  will  be  granted  if  applied  for.  Also,  certain  aspects  of  our  software  products  are  not  subject  to  intellectual property  protection  in  law,  and  to  the  extent  such  protection  might  be  available,  practical  and  legal  distinctions  may apply  in  different  jurisdictions.  In  addition,  there  can  be  no  assurance  that  competitors  will  not  develop  similar technology,  products  and  services,  and  if  they  do,  this  could  reduce  the  value  of  our  proprietary  technology  and  our ability to effectively compete.

Although  the  Company  believes  that  the  Company  has  the  right  to  use  all  of  the  intellectual  property  incorporated  in our  software  products,  third  parties  may  claim  that  our  software  products  violate  their  proprietary  rights,  including copyrights and  patents.  The  cost  of litigation  necessary to  defend  our  right  to  use  the  intellectual  property incorporated in  our  software  products  may  be  prohibitive.  If  any  such  claims  are  made  and  found  to  be  valid  or  the  Company determines  it  prudent  to  settle  any  such  claims,  the  Company  may  have  to  re-engineer  our  software  products  or  obtain

licenses  from  third  parties  to  continue  offering  our  software  products  or  in  whole   or  in  part  cease  using  such

technology.  Any  efforts  to  re-engineer  our  software  products  or  obtain  licenses  from  third  parties  or  cease  using  such technology  may  not  be  successful  and  could  substantially  increase  our  costs  and  have  a  material  adverse  effect  on  our business, financial condition and results of operations.

The Company operates in a highly competitive market

The  financial  services  market  is  intensely  competitive  and  characterized  by  the  existence  of  larger  established  trading and  trading  software  companies  along  with  the  frequent  entry  of  new  competitors  and  introductions  of  new  software programs,  features and  technical  innovations.  Numerous competitors are  already established  in this  marketplace.  Many of these  companies  may have  greater  resources,  and  recognition than us.  In addition,  there  can be  no  assurance  that  the

Company  will  be  successful  in  our  efforts,  or,  if  successful,  that  the  Company  will  have  the  resources  to  sustain  any early growth or market penetration the Company may achieve.

In  addition,  the  market  for  online  trading  of  stocks  and  related  services  accessible  to  personal  computer  users  is changing  rapidly.  The  applications  growth  and  emergence  of  the  Internet  as  a  low-cost  source  of  worldwide  financial market  data,  subscriptions,  trade  execution  and  research  services,  has  already  threatened  the  existence  of  established data  and  information  vendors,  as  well  as  full-service  brokers.  This  creates  technical,  competitive  and  business  trends,

the outcomes of which are uncertain and which may adversely affect our business.

The Company may be a Passive Foreign Investment Company, which may result in material adverse U.S.

federal income tax consequences to U.S. investors.

Investors  in  our  Common  Shares  that  are  U.S.  taxpayers  should  be  aware  that  the  Company  may be  a  “passive  foreign

investment  company”  under  Section 1297(a)  of the  U.S.  Internal  Revenue  Code  (a  “PFIC”).   See  “Item 10.E.  Taxation

-  United  States  Federal  Income  Tax  Consequences”  for  a  more  detailed  discussion  of  material  United  States  federal income tax consequences for U.S. shareholders.

No dividends

The  payment  of  dividends  on  our  Common  Shares  is  within  the  discretion  of  the  Board  and  will  depend  upon  our

future  earnings,  our  capital  requirements,  our  financial  condition,  and  other  relevant  factors.   The  Company  does  not

currently intend to declare any dividends on our shares for the foreseeable future.

Acquisitions or other Business Transaction

The  Company  may,  when  and  if  the  opportunity  arises,  acquire  other  products,  technologies  or  businesses  involved  in

activities,  or  having  product  lines,  that  are  complementary  to  our  business.    Acquisitions  involve  numerous  risks,

including  difficulties  in  the  assimilation  of  the  operations,  technologies  and  products  of  the  acquired  companies,  the

diversion   of   management’s   attention   from   other   business   concerns,   risks   associated   with   entering   markets   or

conducting  operations  with  which  the  Company  has  no  or  limited  direct  prior  experience  and  the  potential  loss  of  key

employees  of  the  acquired  company.    Moreover,  there  can  be  no  assurance  that  any  anticipated  benefits  of  an acquisition  will  be  realized.  Future  acquisitions  by  us  could  result  in  potentially  dilutive  issuances  of  equity  securities,

the  use  of  cash,  the  incurrence  of  debt  and  contingent  liabilities,  and  write-off  of  acquired  research  and  development costs, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

Discretionary Court Order Rectifying certain Filings with the B.C. Registry

Prior to the appointment of the current Board of Directors, the Company did not make certain timely filings with the

B.C. Registry in 2009 and are currently pursuing an Application to the Court under Section 68 of the BCBCA validating the creation and issuance of the Common Shares and the Preferred Shares on the grounds that it is just and equitable to do so given that the failure to make the required filings was in error.  Though the Company anticipates that the court order will be obtained, the judge has discretion regarding whether or not to grant the relief that the

Company is seeking.  In the event the order the Company is seeking is not granted, it will be extremely difficult to reconcile our share registry and determine who our shareholders are.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The  Chief  Financial  Officer  and  Chief  Executive  Officer  are  responsible  for  establishing  and  maintaining  effective

disclosure  controls  and  procedures  for  the   Company  as   defined  in  National  Instrument  52-109  Certification  of

Disclosure  in  Annual  and  Interim  Filings.  Management  has  concluded  that  as of March 31,  2011  controls are  effective enough  to  provide  reasonable  assurance  that  material  information  relating  to  the  Company  would  be  known  to  them,

particularly during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management  has  concluded  that  internal  control  over  financial  reporting  is  effective.  The  design  and  operation  of

internal   control   over   financial   reporting   will   provide   reasonable   assurance   regarding   the   reliability  of  financial

reporting  and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with  applicable  generally accepted accounting principles.

Internal   control   over   financial   reporting   includes   those   policies   and   procedures   that   establish   the   following:

maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

reasonable  assurance  that  transactions  are  recorded  as  necessary  to  permit  preparation  of  financial  statements  in accordance  with applicable generally accepted accounting principles; receipts and expenditures are only being made in accordance  with  authorizations  of  management  and  the  Board  of  Directors;  and  reasonable  assurance  regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management  has  designed  internal  control  over  financial  reporting  to  provide  reasonable  assurance  regarding  the reliability  of  financial  reporting  and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with

IFRS.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

International Financial Reporting Standards (“IFRS”)

In  February  2008,  the  Canadian  Accounting  Standards  Board  announced  that  2011  is  the  changeover  date for  publicly  accountable  profit-oriented  enterprises  to  use  IFRS,  replacing  Canadian  GAAP for  interim  and

annual  financial  statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.   Accordingly,  the

Company   has   commenced   reporting   on   an   IFRS   basis   in   the   current   interim   financial   statements.

Comparative  information  for  the  periods  from  January  1,  2010  onwards  has  been  restated  in  accordance with IFRS.

Transition to IFRS from Canadian GAAP

In  conjunction  with  its  conversion  to  IFRS,  the  Company  completed  an  assessment  of  its  information systems and based on this review no significant changes to the information systems were required as part of

the  IFRS  conversion  process.   In  addition,  the  effects  of  the  adoption  of  IFRS  on  the  Company’s  business

activities   and   internal   controls,   including   disclosure   controls   and   procedures,   were   reviewed   and   no

significant changes to the Company’s business activities and internal control environment were required.

First-time adoption of IFRS

IFRS  1  generally requires that  first-time  adopters  of  IFRS  retrospectively apply all  IFRS  standards  with the

exception  of  certain  options  exemptions  and  mandatory  exceptions.    In  converting  its  Canadian  GAAP

financial  statements  to  IFRS,  the  Company  utilized  the  IFRS  1  exemptions  as  disclosed  in  Note  11  of  the

March 31, 2011 unaudited condensed interim financial statements.

Impact of adoption of IFRS on financial reporting

The following is a summary of the impact on IFRS conversion:

Area

Accounting Policy Difference

January 1, 2010

December 31, 2010

Balance Sheet Impact

Balance Sheet Impact

Intangible

Under Canadian GAAP, the

No impact

Amortization has been recorded

Asset

Software is amortized over the

to the date of acquisitions in the

(Software)

expected use of the asset.

amount of $519,359 thus

reducing Software and

Under IAS 38 the Software

increasing amortization expense.

asset is amortized over its

useful life which is defined as

the period over which an asset

is expected to be available for

use by an entity.  IFRS the

software asset is amortized

when the asset is available for

use.

The software asset was

available for use upon

acquisition and as a result

amortization has been recorded

from the date of acquisition.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at

www.sedar.com.